EXHIBIT 99.3

                          SECURITIES PURCHASE AGREEMENT


     SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 31, 2004, (the "Execution Date") by and among Commtouch Software Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

     WHEREAS:

     A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act;

     B. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate amount of Series A Preferred Shares, NIS 0.05 nominal value per share (the "Preferred Shares") set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (the aggregate purchase price of which for all Buyers shall be no greater than $3,300,000);

     C. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Preferred Shares and the Ordinary Shares to be issued upon conversion of the Preferred Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and

     D. The Preferred Shares are also referred to herein as the "Securities".

     NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

     1.   PURCHASE AND SALE OF PREFERRED SHARES.
          --------------------------------------

          (a)  Purchase of Preferred Shares.

               (i) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below) the number of Preferred Shares as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (the "Closing").

               (ii) Additional Buyers. The parties hereto agree that additional investors (the "Additional Buyers") may become a party to this Agreement, provided that each such Additional Buyer delivers to the Company a duly signed signature page in the form attached hereto as Exhibit D (the "Additional Buyer Signature Page") no later than 1:00 PM (Pacific Time) of November 5, 2004. Such Additional Buyer shall invest at the Closing the purchase price set forth opposite such Additional Buyer's name in Column (3) of the

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Schedule  of  Buyers,  as  shall  be  revised  accordingly,  and its  respective
Additional Buyer Signature Page in consideration for the number of Preferred Shares in the amount set forth opposite such Additional Buyer's name in Column
(4) of the Schedule of Buyers, as shall be revised accordingly, and its respective Additional Buyer Signature Page. By delivering the duly signed Additional Buyer Signature Page, the Additional Buyer shall have acknowledged, agreed, and confirmed that it shall have joined the Agreement as an Additional Buyer, and shall be deemed, pursuant to this Section 1 (ii), to be a Buyer for all purposes hereunder.

               (iii) Closing. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City Time, on the third Business Day (or such later date as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below at the offices of Pillsbury Winthrop LLP, 50 Fremont Street, San Francisco, CA 94105.

               (iv) Purchase Price. The purchase price for the Preferred Shares to be purchased by each Buyer at the Closing shall be the amount set forth opposite such Buyer's name in column (4) of the Schedule of Buyers (the "Purchase Price"), which shall be equal to the amount of $0.50 per Preferred Share.

          (b) Form of Payment. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Preferred Shares to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) the Company shall deliver to each Buyer one or more stock certificates (in such denominations as the Company shall determine) which such Buyer is then purchasing, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

     2.   BUYER'S REPRESENTATIONS AND WARRANTIES.
          ---------------------------------------

          Each Buyer represents and warrants with respect to only itself that:

          (a) No Public Sale or Distribution. Such Buyer is acquiring the Preferred Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

          (b)  Accredited   Investor  Status.   Such  Buyer  is  an  "accredited
investor" as that term is defined in Rule 501(a) of Regulation D. The Buyer was not formed for the specific purpose of acquiring the Securities.

          (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and


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such Buyer's  compliance  with,  the  representations,  warranties,  agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

          (d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has had the opportunity to seek such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

          (e) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

          (f) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "Rule 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined in Section 3(s)) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

          (g) Legends. Such Buyer understands that the certificates or other instruments representing the Preferred Shares and the Ordinary Shares issued upon conversion of the Preferred Shares, until such time as (i) the resale of the Ordinary Shares issued upon conversion of the Preferred Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement and (ii) such Buyer has confirmed in writing to the Company that it has delivered the prospectus contained in the registration statement filed pursuant to the Registration Rights Agreement (the "Registration Statement"), as the same may have been supplemented by the Company, to any Person to whom such Buyer is transferring any of the Securities, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):



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          NEITHER THE ISSUANCE AND SALE OF THE SECURITIES  REPRESENTED
          BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO COMMTOUCH SOFTWARE LTD., THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A
          UNDER  SAID  ACT.   NOTWITHSTANDING   THE   FOREGOING,   THE
          SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

     The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act and such Buyer has confirmed in writing to the Company that it has delivered the prospectus contained in the Registration Statement, as the same may have been supplemented by the Company, to any Person to whom such Buyer is transferring any of the Preferred Shares, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or
     (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

          (h) Validity; Enforcement. This Agreement and the Registration Rights Agreement to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clause (ii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.



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          (j)  Residency.   Such  Buyer  is  a  resident  of  that  jurisdiction
specified below its address on the Schedule of Buyers.

          (k) Nasdaq Delisting. Such Buyer is aware and understands that the Company is in violation of the listing requirements of the The Nasdaq SmallCap Market (the "Principal Market"), which may lead to delisting or suspension of the Company's Ordinary Shares by the Principal Market in the near future.

          (l) Convertible Notes. Such Buyer is aware and understands that there exist first priority secured rights of certain note holders under the Share Purchase Agreement of November 2003, the full terms of which have been made available for the review of Buyer.

          (m) Acknowledgment Regarding Buyer's Purchase of Securities. Each Buyer represents and warrants that it is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that it is not (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or (iii) a "beneficial owner" of more than 10% of Preferred Shares and/or Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each Buyer further represents and warrants that it is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by it or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to its purchase of the Securities. The Buyer further represents to the Company that the Buyer's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Buyer and its representatives.

          (n) Experience of Such Buyer. Such Buyer, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Buyer is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.


     3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
          ----------------------------------------------

          The Company represents and warrants to each of the Buyers that:

          (a) Organization and Qualification. The Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns more than 50% of the capital stock or holds a more than 50% equity or similar interest) are entities duly organized and validly existing and (in jurisdictions in which such concept is relevant) in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. No proceeding has been instituted by the Registrar of Companies in Israel for the dissolution of the Company. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification


                                     - 5 -
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necessary,  except to the extent  that the failure to be so  qualified  or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below). For purpose of clarification, the parties hereto agree that a delisting of the Company's Ordinary Shares from the Principal Market shall not be considered an event constituting a Material Adverse Effect. The Company has no Subsidiaries except as set forth on Schedule 3(a).

          (b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and, subject to the approval of shareholders for the creation of the class of Securities described in Section 4(m) below, to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Preferred Shares, have been duly authorized by the Company's Board of Directors and (other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) any required approval by the Office of Chief Scientist in the Israeli Ministry of Industry and Trade (the "OCS") and the Investment Center of the transactions contemplated hereunder, (iii) the Shareholder Approval pursuant to Section 4(m) and (iv) the filing of a Form D and all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States) no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders. This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. As of the Closing, the Transaction Documents dated after the date hereof and required to have been executed and delivered with respect to such Closing shall have been duly executed and delivered by the Company, and shall constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditor's rights and remedies.

          (c) Issuance of Securities. Upon shareholder approval of the creation of the class of Securities as described under Section 4(m) below, the Preferred Shares will be duly authorized. Other than Israeli stamp tax, which will be paid by the Company, there is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any governmental agency or authority in or of Israel either (A) on or by virtue of the execution or delivery of the Transaction Documents to which Company is a party, (B) the issuance of the Securities pursuant hereto or (C) on any payment to be made by Company pursuant to the Transaction Documents. As of the Closing, a number of Ordinary Shares shall have been duly authorized and reserved for issuance which equals the maximum number of Ordinary Shares issuable upon


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conversion  of the  Securities  pursuant  to  Exhibit  A  hereto.  The offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act. There are no prospectus delivery requirements under Israeli law in connection with the offer and issuance of the Securities.

          (d) No Conflicts. Subject to receipt of the Shareholder Approval for the creation of the class of Securities, approval of this transaction as described under Section 4(m) below and the closing of the transactions contemplated by that certain Redemption, Amendment and Exchange Agreement relating to the Securities Purchase Agreement of November 2003 to be signed by the Company and investors under said agreement (the "Addendum to the November 2003 SPA"), the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Preferred Shares and, upon conversion thereof in accordance with Exhibit A, the issuance of Ordinary Shares) will not (i) result in a violation of the Articles of Association of the Company ("Articles of Association")or Memorandum of Association ("Memorandum") of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

          (e) Consents. The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for (i) the filing of a Form D with the SEC and with the California Department of Corporations (ii) the filing of an Amended and Restated Articles of Association, in the form attached hereto as Exhibit C, with the Israel Registrar of Companies evidencing the creation of the new class of Securities, plus receipt of the Registrar's clearance notification in relation thereto, and (iii) such filings, consents and approvals listed in
Section 4(b) above. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date and, apart from the shareholder consent described under Section 4(m) below, the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.

          (f) Acknowledgment Regarding Buyer's Purchase of Securities. Based on the Buyers' representation under Section 2(m) above, the Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or
(iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of Preferred Shares and/or Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and


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any  advice  given  by a  Buyer  or any  of its  representatives  or  agents  in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (g) No General Solicitation; Placement Agent's Fees. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has not engaged any placement agent in connection with the sale of the Securities.

          (h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or the Israel Securities Law, 1968-5728 (the "Securities Law") or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or the Securities Law. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or the Securities Law or cause the offering of the Securities to be integrated with other offerings.

          (i) Dilutive Effect. The Company understands and acknowledges that the number of Ordinary Shares issuable upon conversion of the Preferred Shares in accordance with this Agreement is not in any manner diminished due to any dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

          (j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Association (as defined in Section 3(r)) or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Preferred Shares or a change in control of the Company.

          (k) SEC Documents; Financial Statements. Since December 31, 2001, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof, or in connection with any Closing subsequent to the date hereof, filed prior to the date of such Closing, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The Company has made available to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

          (l) Absence of Certain Changes. Since December 31, 2002, there has been no Material Adverse Effect and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Since December 31, 2002, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $250,000. The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means (i) the present fair saleable value of the Company's assets is less than the amount required to pay the Company's total Indebtedness (as defined in Section 3(s)), (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, or (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature.

          (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and/or Preferred Shares and which has not been publicly announced.

          (n)  Conduct of Business; Regulatory Permits.

               (i)    Neither the Company nor its  Subsidiaries  is in violation of any term of or in default under its Articles of Association or Memorandum or their organizational charter or memorandum of association or bylaws, respectively. To the best of its knowledge, neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Since December 31, 2002, (i) the Ordinary Shares have been designated for quotation on the Principal Market, and (ii)
     trading in the Ordinary Shares has not been suspended by the SEC or the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

               (ii) The Company is in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved Enterprise" status of any of the Company's facilities by Israeli laws and regulations relating to such "Approved Enterprise" status and other tax benefits received by the Company; and the Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities.

               (iii) The Company is not in violation of any condition or requirement stipulated by the instruments of approval granted to the Company by the OCS and any applicable laws and regulations with respect to any research and development grants given to it by such office as to grants for projects that the OCS has not confirmed as having been closed. All information supplied by the Company with respect to such applications was true, correct and complete in all material respects when supplied to the appropriate authorities. Schedule 3(n)(iii) provides a correct and complete list of the aggregate amount of pending and outstanding grants from the OCS, net of royalties paid.

          (o) Foreign Corrupt Practices. To the best of the Company's knowledge, neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          (p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

          (q) Transactions With Affiliates. Except for the grant of stock options disclosed on Schedule 3(q), none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

          (r) Equity Capitalization. As of the date of this Agreement, the authorized share capital of the Company consists of 150,000,000 Ordinary Shares, of which as of the date hereof, approximately 42,533,464 are issued and outstanding, 13,750,000 shares are reserved for issuance pursuant to the Company's stock option and purchase plans and 34,137,586 shares are reserved for issuance pursuant to securities (other than the Securities) exercisable or exchangeable for, or convertible into, Ordinary Shares, including convertible, secured notes under the Securities Purchase Agreement of November 2003. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed above and in the Company's filings with the SEC available on EDGAR: (i) none of the Company's Ordinary Shares is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound  to  issue  additional  share  capital  of  the  Company  or  any  of  its
Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company (apart from those filed in relation to the Securities Purchase Agreement of November 2003, which is on file with the SEC); (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act;
(vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

          (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and
(z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

          (t) Absence of Litigation. There is no material: action, suit, proceeding, inquiry or investigation before any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such. For purposes of this s.3(t) "material" means having a potential value or cost to the Company in excess of $50,000.

          (u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

          (v)  Employee Relations.

               (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Company (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. No executive officer of the Company, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

               (ii) Except to the extent applicable to employers and employees generally in Israel, neither the Company nor any of its Subsidiaries is subject to, nor do any of its employees benefit from, extension orders ("tzavei harchava") or any agreement, arrangement, understanding or custom with respect to employment (including, without limitation, termination thereof). The severance pay due to the Employees is fully funded or reserved against in accordance with generally accepted accounting principles, consistently applied.

               (iii) The Company and its Subsidiaries are in compliance with all Israeli, U.S. federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (w) Title. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Notwithstanding the above and for purpose of clarification, the Company notes that by Closing, subject to shareholder approval, it intends to repay the Indebtedness to the extent incurred and reflected under the Securities Purchase Agreement of November 2003, and related documents, and all interest and costs, including additional costs required to be paid to secure the right to fully prepay such notes, so that the note holders thereunder shall, upon Closing, have no right to effect or exercise their first priority security interests. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries. The Company undertakes to remove all securities pertaining to the Indebtedness on an as soon as possible basis following the Closing, and to indemnify the Investors from any loss, or damage, they suffer because of the Company's failure or inability to do so.

          (x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. Except for trademarks no longer being used, none of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

          (y) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, where the failure to so comply in each of the foregoing clauses
(i), (ii) and (iii) could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (z) Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

          (aa) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject,
(ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

          (bb) Internal Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

          (cc) Form F-3 Eligibility; Foreign Private Issuer Status. The Company is eligible to register the resale by the Buyers of the Ordinary Shares issued on conversion of the Preferred Shares acquired pursuant to the Transaction Documents on a registration statement on Form F-3 under the 1933 Act. The Company qualifies as a "foreign private issuer" as such term is defined in the 1934 Act.

          (dd) Taxes. No tax, levy, impost, duty, fee, assessment or other governmental charge or any deduction or withholding imposed by any governmental agency or authority in or of the State of Israel is payable by or on behalf of the Buyers or any assignee of any of the Buyers as a result of the execution, delivery or performance by the Company of any of the Transaction Documents, including, but not limited to, the issuance by the Company of the Securities.

          (ee) Encryption. Neither the Company, nor any of its Subsidiaries "engage" in any "means of encryption" as such terms are defined in the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, promulgated under the Law for Control of Products and Services of 1957.

          (ff) Financial Position. After giving effect to the net proceeds to the Company from the sale of Preferred Shares at the Closing hereunder, the Company shall not be subject to receipt from the Company's independent auditors of inclusion of a "going concern" or other qualification in their opinion with respect to Company's financial statements for the year ended December 31, 2003.


     4.   COVENANTS.
          ----------

          (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement; provided however, that a failure by the Company to make a required filing with the Israeli Registrar of Companies which is occasioned by a strike or work stoppage shall result in postponement of the Closing Date until such filing becomes practicable and shall not be considered a breach of this Agreement.

          (b) Form D and Blue Sky. The Company shall file a Form D with respect to the Securities as required under Regulation D and provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

          (c) Reporting Status. During the period in which the Company is required to maintain the effectiveness of a resale registration statement under the Registration Rights Agreement (the "Reporting Period"), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and, except as the Company may determine in the case of a business combination transaction with a third party, the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

          (d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for working capital purposes or for repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries, but not for redemption or repurchase of any of its equity securities.

          (e) Financial Information. The Company agrees to send the following to each Investor during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system:
(i) within five (5) Business Days after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual, any Reports on Form 6-K and any registration statements (other than those for benefit plans or dividend or interest reinvestment plans) or amendments filed pursuant to the 1933 Act, and
(ii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

          (f) Listing. To the extent required in the Registration Rights Agreement, the Company shall secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain, so long as any other Ordinary Shares shall be so listed, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall pay all fees and expenses imposed on the Company by each relevant national securities exchange (including the Principal Market) and automated quotation system in connection with satisfying its obligations under this Section 4(f).

          (g) Fees. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

          (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of
Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

          (i) Disclosure of Transactions and Other Material Information. On or before 4:00 p.m., New York Time, on November 1, 2004, and subject to any necessary approval of the content thereof by The Principal Market, the Company shall issue a press release describing the terms of the transactions contemplated by the Transaction Documents and on or before 8:30 a.m., New York Time, on November 5, 2004, the Company shall file a Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement) and the Registration Rights Agreement) as exhibits to such filing (including all attachments, the "6-K Filing"). Subject to the foregoing, neither the Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions as is determined by the Company to be necessary to comply with applicable law and regulations (including those of the Principal Market).

          (j) Corporate Existence. So long as any Buyer beneficially owns any Preferred Shares, the Company shall take all reasonable measures to maintain its corporate existence.

          (k) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, from and after the Closing Date the number of Ordinary Shares issuable on conversion of the Preferred Shares under Exhibit A.

          (l) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

          (m) Shareholder Approval. The Company shall provide each shareholder entitled to vote at a special or general meeting of shareholders of the Company (the "Shareholder Meeting"), which shall be promptly called and held not later than December 14, 2004 (the "Shareholder Meeting Deadline"), a proxy statement, substantially in the form which has been previously received by the Buyers and a counsel of their choice, soliciting each such shareholder's affirmative vote at the Shareholder Meeting for approval of resolutions providing for the following (the "Resolutions"): (i) creation of the new class of Securities and to allow, at a minimum, the Company to reserve for issuance the number of Ordinary Shares required to be reserved hereunder for issuance of the Ordinary Shares issuable upon conversion of the Securities pursuant to the terms of Exhibit A, (ii) an increase in the authorized share capital of the Company to allow for an issuance of Preferred Shares in at least the amount as set forth under Column (3) to the Schedule of Buyers attached to this Agreement, (iii) the amendment to the Articles of Association in accordance with the Amended and Restated Articles of Association, in the form attached hereto as Exhibit C, (iv) the Company's issuance of all of the Securities as described in the Transaction Documents in accordance with applicable law and the rules and regulations of the Principal Market and (v) the amendments to the terms of the SPA of November 2003 (such affirmative approval of the Resolutions being referred to herein as the "Shareholder Approval"), and the Company shall use its best efforts to solicit its shareholders' approval of the Resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve the Resolutions. The Company shall be obligated to seek to obtain the Shareholder

Approval by the Shareholder Meeting Deadline or any extension thereof due to circumstances beyond the control of the Company.

          (n) First Priority. Following the Closing and until such time as an aggregate of at least 75% of the outstanding Preferred Shares issued under this Agreement are converted into Ordinary Shares or exchanged in connection with and Organic Change as described in Section 9(g) below, the Company shall not create or issue any debt or any new class of securities, or issue any additional Preferred Shares (except as necessary in relation to the Addendum to the SPA of November 2003), that shall enjoy priority or shared (pari passu) rights with the Preferred Shares purchased pursuant to this Agreement, to the extent any such rights are described in Article 3.3 of the Amended and Restated Articles of Association of the Company.

          (o) Restrictions on Changes in Preferred Rights. Following the Closing and until all outstanding Preferred Shares are converted into Ordinary Shares or exchanged in connection with an Organic Change as described in Section 9(g) below, the Company shall not modify any of the rights associated with the Preferred Shares, by way of amendment of the Amended and Restated Articles of Association or otherwise as applicable law may allow, without first receiving the approval of the holders of at least a majority of the Preferred Shares.

     5.   REGISTER; TRANSFER AGENT INSTRUCTIONS.
          --------------------------------------

          (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Preferred Shares, a register for the Preferred Shares, in which the Company shall record the name and address of the Person in whose name the Preferred Shares have been issued (including the name and address of each transferee), and the number of Ordinary Shares issuable upon conversion of the Preferred Shares in accordance with Exhibit A hereto. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

          (b) Transfer Agent Instructions. The Company shall issue instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Preferred Shares issued at Closing. The Company warrants that the Securities shall be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents, and in accordance with applicable law. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Preferred Shares or, if such Preferred Shares are converted into Ordinary Shares, the resulting Ordinary Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities or Ordinary Shares to the Buyer, assignee or transferee, as the case may be, without any restrictive legend provided, in the case of sale, assignment or transfer pursuant to an effective registration statement, that the Buyer has confirmed in writing to the Company that it has delivered the prospectus included in the Registration Statement, as the same may have been supplemented by the Company, to any Person to whom such Buyer is selling, assigning or transferring any of the Preferred Shares and/or Ordinary Shares. In addition to the foregoing, following the date that a legend is no longer required for certain Securities or Ordinary Shares issued on conversion of the Securities, the Company will no later than five Business Days following the delivery by a Buyer to the Company or the Company's transfer agent of a legended certificate representing such Securities and/or Ordinary Shares, deliver or cause to be delivered to such Buyer a certificate representing such Securities and/or Ordinary Shares that is free from all restrictive and other legends. Following the date that a Registration Statement is declared effective and upon the delivery to any Buyer of any certificate representing Securities and/or Ordinary Shares, such Buyer agrees that any sale of such Securities and/or Ordinary Shares shall be made pursuant to the Registration Statement and in accordance with the plan of distribution described therein or pursuant to an available exemption from the registration requirements of the 1933 Act. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     6.   CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.
          -----------------------------------------------

          Closing Date. The obligation of the Company hereunder to issue and sell the Preferred Shares to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

               (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

               (ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price for the Preferred Shares being purchased by such Buyer and each other Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

               (iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

               (iv)   The Company shall have obtained the Shareholder Approval.

               (v) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares. Without limiting the generality of the foregoing, the Company shall also have obtained approval by the OCS and the Investment Center of the transactions contemplated hereunder.

     7.   CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.
          --------------------------------------------------

          Closing Date. The obligation of each Buyer hereunder to purchase the Preferred Shares listed opposite its name under Column (3) to the Schedule of Buyers at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

               (i) The Company shall have executed and delivered to such Buyer (i) each of the Transaction Documents, and (ii) certificates for the Preferred Shares (in such denominations as the Company may determine) being purchased by such Buyer at the Closing pursuant to this Agreement).

               (ii) Such Buyer shall have received the opinions of Pillsbury Winthrop LLP, the Company's United States outside counsel, and Naschitz, Brandes & Co., the Company's Israeli outside counsel, each dated as of the Closing Date, in a form reasonably acceptable to such Buyer and its respective counsel.

               (iii) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit B.

               (iv) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares. Without limiting the generality of the foregoing, the Company shall also have obtained approval by the OCS and the Investment Center of the transactions contemplated hereunder.

               (v) The Company shall have fully repaid the indebtedness arising out of the November 2003 transactions, plus all interest, penalties and costs, and any additional fees required to be paid in order to secure the right to prepay the indebtedness.

               (vi) The Company shall have obtained from each "Buyer" (as defined in the Share Purchase Agreement of May 2004 between the Company and certain buyers named thereunder (the "Prior SPA")) a waiver satisfactory in form and substance to the Buyers and their respective counsel with respect to the application of the provisions of Section 4(n) of the Prior SPA in connection with the offer of the Securities hereunder.

               (vii) The Company shall have obtained from the each "Buyer" (as defined in the Prior SPA) the Addendum to the SPA of November 2003.

     8.   TERMINATION.
          ------------

          (a) In the event that the Closing shall not have occurred with respect to a Buyer on or before December 20, 2004 due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above

(and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date or thereafter without liability to the party that failed to satisfy the conditions. Nothing herein makes either party liable to the other party or parties, for a failure to Close arising from the shareholders or any other third party not under the control of the parties hereto, failing to provide approval or consent or take any actions necessary to allow the parties to achieve the Closing.

          (b) Furthermore, the Company shall be entitled to terminate this Agreement prior to the Closing due to its desire to proceed with an Organic Change, as defined in Section 9(g) below, provided that it pays each Buyer a termination fee of 7.5% of the amount to be invested by each such Buyer as listed in Column (4) to the Schedule of Buyers, with such payment being in full satisfaction of any and all obligations of the Company to the Investors in connection with this Agreement.

     9.   MISCELLANEOUS.
          --------------

          (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

          (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of Preferred Shares representing at least a majority of the aggregate number of Preferred Shares purchased hereunder, or, if prior to the Closing Date, the Company and the Buyers listed on the Schedule of Buyers as being obligated to purchase at least a majority of the Preferred Shares hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Preferred Shares purchased hereunder then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents.

          (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

               If to the Company:

                         Commtouch Software Ltd.
                         1A Hazoran Street
                         Poleg Industrial Park
                         P.O. Box 8511
                         Netanya 42504
                         Israel
                         Telephone:   (011) 972-9-863-6888
                         Facsimile:   (011) 972-9-863-6863
                         Attention:   Chief Executive Officer

               Copy to:

                         Commtouch Inc.
                         1300 Crittenden Lane
                         Suite #103
                         Mountain View, CA  94043
                         Telephone:   (650) 864-2000
                         Facsimile:   (650) 864-2002
                         Attention:   Gary Davis, Esq.

               and

                         Pillsbury Winthrop LLP
                         50 Fremont Street
                         Palo Alto, California  94105
                         Telephone:   (415) 983-1000
                         Facsimile:   (415) 983-1200
                         Attention:   Nathaniel Cartmell, Esq.

               If to the Transfer Agent:

                         Wells Fargo Shareholder Services
                         161 North Concord Exchange St.
                         South St. Paul, MN 55075-1139
                         Telephone:   (651) 552-6975
                         Facsimile:   (651) 450-4078
                         Attention:   John D. Baker,
                                      Account Manager, Shareowner Services

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

     The Company hereby irrevocably appoints Gary Davis, Esq. at Commtouch Inc, 1300 Crittenden Lane, Suite 102, Mountain View, California 94043, Telephone:
(650) 864-2290, Facsimile: (650) 864-2006, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document may be effectively served on it in the United States in connection with any action, suit or proceeding relating to the Transaction Documents by service on its agents.

     Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f).

     If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. The provisions of this Section 9(f) applying to service on an agent apply equally to service on a replacement agent.

          (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Preferred Shares issued hereunder. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of Preferred Shares representing at least a majority of the number of Preferred Shares purchased hereunder, except pursuant to an Organic Change, as defined below. Any recapitalization, reorganization, reclassification, consolidation, merger, scheme of arrangement, sale of all or substantially all of the Company's assets to another Person or other transaction, in each case which is effected in such a way that holders of Ordinary Shares are entitled to receive securities and/or assets with respect to or in exchange for Ordinary Shares is referred to herein as an "Organic Change." A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights, but only if the assignee has assumed all obligations (as well as all rights) of the assignor/Buyer.

          (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person. For purposes of clarification, the representations and warranties of the Company hereunder and the Company's delivery requirements of closing documentation also inure to the benefit of the parties under the Addendum to the November 2003 SPA.

          (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 that, by their terms are intended to continue in effect following the Closing, shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

          (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (k) Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors and employees (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby and
(c) a final determination by a court of law possessing proper jurisdiction over the Indemnitees that the participation by the Buyers in the transactions contemplated by this Agreement violates the securities laws of the United States as existing on the Closing Date.

          (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          (m) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, each party recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the other party. Therefore the parties agree that the other party shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

          (n) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

                            [Signature Pages Follow]

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.



                                             COMPANY:
                                             COMMTOUCH SOFTWARE LTD.



                                             By: /s/   GIDEON MANTEL
                                                --------------------------------
                                                Name:  GIDEON MANTEL
                                                Title: Chief Executive Officer
                                                Date: November 4, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             BUYERS:
                                             XDL CAPITAL CORP.

                                             By: /s/   DAVID LATNER
                                                --------------------------------
                                             Name:     DAVID LATNER
                                             Title:    A.S.O.
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             OZF LTD.

                                             By:  /s/ TIS PRAGER
                                                --------------------------------
                                             Name:    TIS PRAGER
                                             Title:   Director
                                             Date:    November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             CLARENVILLE LTD.

                                             By:   /s/ SHLOMO WEINTRAUB
                                                --------------------------------
                                             Name:     SHLOMO WEINTRAUB
                                             Title:    Director
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             DIRAD INVESTMENTS LTD.

                                             By:   /s/ DORON
                                                --------------------------------
                                             Name:     DORON
                                             Title:    Director
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             NIR TARLOVSKY

                                             By:  /s/ NIR TARLOVSKY
                                                --------------------------------
                                             Name:    NIR TARLOVSKY
                                             Title:
                                             Date:    November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             AVIV RAIZ

                                             By:  /s/ AVIV RAIZ
                                                 -------------------------------
                                             Name:    AVIV RAIZ
                                             Title:
                                             Date:    November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             YEHUDA KEREN

                                             By:     /s/ YEHUDA KEREN
                                                 -------------------------------
                                             Name:       YEHUDA KEREN
                                             Title:
                                             Date:       November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             ILAN RAVIV

                                             By:     /s/ ILAN RAVIV
                                                 -------------------------------
                                             Name:       ILAN RAVIV
                                             Title:
                                             Date:       November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             CHEN BARDICHEV

                                             By:   /s/ CHEN BARDICHEV
                                                 -------------------------------
                                             Name:     CHEN BARDICHEV
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             MOSHE BARDICHEV

                                             By:  /s/ MOSHE BARDICHEV
                                                --------------------------------
                                             Name:    MOSHE BARDICHEV
                                             Title:
                                             Date:    November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             AGORA INVESTMENTS, LLC

                                             By:   /s/ YONA HOLLANDER
                                                --------------------------------
                                             Name:     YONA HOLLANDER
                                             Title:    Investor
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             VICTOR AMARA

                                             By:    /s/ VICTOR AMARA
                                                --------------------------------
                                             Name:      VICTOR AMARA
                                             Title:
                                             Date:      November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             IAN BONNER

                                             By:     /s/  IAN BONNER
                                                --------------------------------
                                             Name:        IAN BONNER
                                             Title:
                                             Date:        November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             NAHUM SHARFMAN

                                             By:   /s/ NAHUM SHARFMAN
                                                --------------------------------
                                             Name:     NAHUM SHARFMAN
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             LLOYD E. SHEFSKY

                                             By:   /s/ LLOYD E. SHEFSKY
                                                --------------------------------
                                             Name:     LLOYD E. SHEFSKY
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             APOLLO NOMINEES INC.

                                             By:   /s/ MOHAMMED E. PATEL
                                                --------------------------------
                                             Name:     MOHAMMED E. PATEL
                                             Title:    Director
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             DELTA CAPITAL INVESTMENTS LTD.

                                             By:   /s/ DAVID TEACHER
                                                 -------------------------------
                                             Name:     DAVID TEACHER
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             ASAF MOAR

                                             By:   /s/ ASAF MOAR
                                                --------------------------------
                                             Name:     ASAF MOAR
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             NEY 1, L.P.

                                             By:   /s/ NAFTALI ELAD YORAN
                                                --------------------------------
                                             Name:     NAFTALI ELAD YORAN
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             HILLEL BACHRACH

                                             By:   /s/ HILLEL BACHRACH
                                                --------------------------------
                                             Name:     HILLEL BACHRACH
                                             Title:
                                             Date:     November 1, 2004

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                                             PHILIPPE SZWARC

                                             By:   /s/ PHILIPPE SZWARC
                                                --------------------------------
                                             Name:     PHILIPPE SZWARC
                                             Title:
                                             Date:     November 1, 2004

                                             SCHEDULE OF BUYERS

        (1)                           (2)                           (3)             (4)                      (5)

                                                                 Number of                         Legal Representative's
                                                                 Preferred                         Address and Facsimile
       Buyer              Address and Facsimile Number             Shares      Purchase Price               Number
------------------------------------------------------------------------------------------------------------------------------------
XDL Capital Corp.      30 St. Clair Avenue West, Ste. 901,       200,000       US$100,000       Yigal Arnon & Co,
                       Toronto,  M4V 3A1                                                        22 Rivlin Street
                                                                                                Jerusalem 91000
                       Attn: David Latner, ASO & Dennis Bennie                                  Attn: Barry P. Levenfeld, Adv.
                       Residence: Canada

Clarenville Ltd.       Nora Court 86, CY-3040                     300,000       US$150,000
                       Athinon Street
                       Limassol, Cyprus
                       Attn: Shlomo Weintraub
                       Attn: Mr. Elikos Elia
                       Residence: Cyprus

Dirad Investments      28 Bezalel St.                             300,000       US$150,000
Ltd.                   Ramat Gan
                       Attn: Offer Yarkoni

Nir Tarlovsky          PO Box 399                                 300,000       US$150,000
                       Benai Zion, Israel
                       Residence: Israel

OZF Ltd.               Tropic Isle Building                       600,000       US$300,000      Tis Prager
                       Wickhams Cay, P.O. Box 964                                               Prager Dreifuss
                       Road Town, Tortola,                                                      Attorneys at law
                       British Virgin Islands                                                   Muehlebachstrasse 6
                       Attn: Tis Prager                                                         CH-8008 Zurich,
                       Residence: BVI                                                           SWITZERLAND


        (1)                           (2)                           (3)             (4)                      (5)

                                                                 Number of                         Legal Representative's
                                                                 Preferred                         Address and Facsimile
       Buyer              Address and Facsimile Number             Shares      Purchase Price               Number
------------------------------------------------------------------------------------------------------------------------------------
Aviv Raiz              6 Sinai St.                                500,000       US$250,000
                       Ramat Hasharon , Israel
                       Residence: Israel

Yehuda Keren           13 Hashoftim St.                           100,000       US$50,000
                       Ramat Hasharon , Israel
                       Residence: Israel

Ilan Raviv             16 Maayan Harod St.                         50,000       US$25,000
                       Ramat Hasharon, Israel
                       Residence: Israel

Chen Bardichev         Ein Vered,                                 150,000       US$75,000
                       40696
                       Israel
                       Residence: Israel

Moshe Bardichev        Ein Vered,                                 150,000       US$75,000
                       40696
                       Israel
                       Email - none
                       Residence: Israel

Agora Investments,     19261 Phil Lane                            150,000       US$75,000
LLC                    Cupertino, CA 95014
                       Residence: U.S.

Victor Amara           Marcus St. 8                               400,000       US$200,000
                       Jerusalem, 92333 Israel
                       Residence: Israel

Ian Bonner             5527 Inverrary Court                       200,000       US$100,000
                       Dallas, TX 75287
                       Residence: U.S.


        (1)                           (2)                           (3)             (4)                      (5)

                                                                 Number of                         Legal Representative's
                                                                 Preferred                         Address and Facsimile
       Buyer              Address and Facsimile Number             Shares      Purchase Price               Number
------------------------------------------------------------------------------------------------------------------------------------
Nahum Sharfman         22 Hameyasdim St.                          400,000       US$200,000
                       Karkur, Israel 37064
                       Residence: Israel

Lloyd Shefsky          444 N. Michigan Ave.                       100,000       US$50,000
                       Chicago, IL 60611
                       Residence: U.S.

Apollo Nominees Inc.   Suite 100                                  200,000       US$100,000
                       One Financial Place,
                       Lower Collymore Rock,
                       St.Michael, Barbados
                       Residence: Barbados

Delta Capital          Delta Capital Investments Ltd.             200,000       US$100,000
Investments Ltd.       37-41 Bedford Row
                       London
                       WC1R4JH
                       United Kingdom
                       Residence: U.K.

Asaf Moar              17a Harishonim St.                         100,000       US$50,000
                       Hod Hasharon , Israel
                       Residence: Israel

Ney 1, L.P.            c/o Elad Yoran                             100,000       US$50,000
                       486 Mount Holly Rd.
                       Katonah, NY 10536

                       With copy to:
                       Chain Bridge Advisors
                       Attn: Charles Paul
                       4445 Willard Avenue, 11th Floor
                       Chevy Chase, Maryland 20815
                       Residence:  New York


        (1)                           (2)                           (3)             (4)                      (5)

                                                                 Number of                         Legal Representative's
                                                                 Preferred                         Address and Facsimile
       Buyer              Address and Facsimile Number             Shares      Purchase Price               Number
------------------------------------------------------------------------------------------------------------------------------------
Hillel Bachrach        c/o Orex Computed Radiography              150,000       US$75,000
                       2000 Commonwealth Ave. (#200)
                       Auburndale, MA 02466
                       Residence: U.S.

Philippe Szwarc        105 Seaver Street                          100,000       US$50,000
                       Brookline MA 02445
                       Residence: United States

Cranshire Capital      c/o Downsview Capital, Inc.                100,000       US$50,000
L.P.                   The General Partner
                       666 Dundee Road, Suite 1901
                       Northbrook, IL  60062
                       Attention:  Mitchell D. Kopin
                       Residence: Illinois

Smithfield             c/o Highbridge Capital Management, LLC     200,000       US$100,000
Fiduciary LLC          9 West 57th Street, 27th Floor
                       New York, New York  10019
                       Attention:  Ari J. Storch
                                   Adam J. Chill
                       Residence:  Cayman Islands

Omicron Master Trust   c/o Omicron Capital                        100,000       US$50,000
                       810 Seventh Avenue
                       39th Floor
                       New York, New York 10019
                       Attention:  Brian Daly
                       Residence: Bermuda


        (1)                           (2)                           (3)             (4)                      (5)

                                                                 Number of                         Legal Representative's
                                                                 Preferred                         Address and Facsimile
       Buyer              Address and Facsimile Number             Shares      Purchase Price               Number
------------------------------------------------------------------------------------------------------------------------------------
Iroquois Capital LP    c/o Vertical Ventures, LLC                 300,000       US$150,000
                       641 Lexington Avenue, 26th Fl.
                       New York, New York  10022
                       Attention:  Joshua Silverman
                       Residence: New York

Isaac Applbaum         837 Longridge Road                         100,000       US$50,000
                       Oakland, CA 94610

Udi Hillman            Amirim 12 Tel Aviv , Israel                100,000       US$ 50,000
                       Residence: Israel

Jacob Benasayag        Haduhifat 41                               100,000       US$ 50,000
                       Raanana , Israel
                       Residence: Israel

Itzik Babayov          5 Shahaf st.                               100,000       US$ 50,000
                       Hod Hasharon 45351 , Israel
                       Residence: Israel

Shem Basum, Ltd.       Hana Senesh 8                               80,000       US$ 40,000
                       Kfar Saba , Israel
                       Shai Beilis

Yosi Pinson            4 Hausner St., #30                         300,000       US$150,000
                       Tel Aviv, Israel 69363






                                    EXHIBITS
                                    --------


Exhibit A         Form of Registration Rights Agreement
Exhibit B         Form of Officer's Certificate
Exhibit C         Form of Amended and Restated Articles of Association
Exhibit D         Form of Additional Buyer Signature Page



                                    SCHEDULES
                                    ---------


Schedule 3(a)              Subsidiaries
Schedule 3(n)(iii)         OCS Grants
Schedule 3(q)              Transactions With Affiliates
Schedule 3(s)              Indebtedness and Other Contracts

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             CRANSHIRE CAPITAL L.P.



                                             By: /s/ MITCHELL KOPIN
                                                --------------------------------
                                             Name:   MITCHELL KOPIN
                                             Title:  President,
                                                     Downsview Capital
                                                     The General Partner
                                             Date:   November 3, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             SMITHFIELD FIDUCIARY LLC



                                             By:  /s/ ADAM J. CHILL
                                                --------------------------------
                                             Name:    ADAM J. CHILL
                                             Title:   Authorized Signatory
                                             Date:    November 3, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             OMICRON MASTER TRUST



                                             By:  /s/ BRUCE BERNSTEIN
                                                --------------------------------
                                             Name:    BRUCE BERNSTEIN
                                             Title:   Managing Partner
                                             Date:    November 3, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             IROQUOIS CAPITAL LP



                                             By:  /s/ JOSHUA SILVERMAN
                                                --------------------------------
                                             Name:    JOSHUA SILVERMAN
                                             Title:   Partner
                                             Date:    November 3, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             ISAAC APPLBAUM


                                             By:  /s/ ISAAC APPLBAUM
                                                --------------------------------
                                             Name:    ISAAC APPLBAUM
                                             Title:
                                             Date:    November 3, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             EHUD HILLMAN


                                             By:  /s/  EHUD HILLMAN
                                                --------------------------------
                                             Name:     EHUD HILLMAN
                                             Title:
                                             Date:     November 2, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             JACOB BENASAYAG


                                             By: /s/ JACOB BENASAYAG
                                                --------------------------------
                                             Name:   JACOB BENASAYAG
                                             Title:
                                             Date:   November 2, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             ITZIK BABAYOV


                                             By: /s/ ITZIK BABAYOV
                                                --------------------------------
                                             Name:   ITZIK BABAYOV
                                             Title:
                                             Date:   November 2, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             SHEM BASUM, LTD.


                                             By: /s/  SHAI BEILIS
                                                --------------------------------
                                             Name:    SHAI BEILIS
                                             Title:   Chairman
                                             Date:    November 2, 2004

                                             Purchase Price:
                                             Number of Preferred Shares:

                                    EXHIBIT D
                                    ---------

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 1(ii) of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below and shall invest at the Closing the purchase price for the number of Preferred Shares in the amounts set forth below and opposite the undersigned's name in Columns (3) and (4) of the Schedule of Buyers, as revised accordingly.



                                             YOSI PINSON


                                             By:   /s/ YOSI PINSON
                                                --------------------------------
                                             Name:     YOSI PINSON
                                             Title:
                                             Date:     November 3, 2004

                                             Purchase Price:
                                             Number of Preferred Shares: